UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Sol-Gel Technologies Ltd. (the “Company”) is amending its Report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2024 (the “Original Form 6-K”) solely to (i) revise Exhibit 99.1 of the Original 6-K to correct typographical errors; and

(ii) revise the incorporation by reference language included in the Explanatory Note of the Form 6-K. Other than as set forth below, the information contained in the Original Form 6-K remains unchanged.

The press release attached hereto as Exhibit 99.1 was reissued on August 17, 2024 to correct typographical errors.

The incorporation by reference paragraph in the Original Form 6-K is hereby amended and restated as follows:

Exhibit 99.1	Press release dated August 17, 2024 (reissued)

Exhibit 99.2	Unaudited condensed consolidated financial statements as of June 30, 2024 and for the three and six months then ended.

Exhibit 99.1 (other than the paragraph immediately preceding the heading “Financial Results for the Second Quarter 2024”) and 99.2 are hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 19, 2024	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer